Exhibit 99.1

CONCORD DEBT HOLDINGS LLC

Consolidated Financial Statements

December 31, 2013 (unaudited), 2012 (unaudited) and 2011

(With Independent Auditors’ Report Thereon)

CONCORD DEBT HOLDINGS LLC

Independent Auditors’ Report

The Members

Concord Debt Holdings LLC:

We have audited the accompanying consolidated statements of operations, changes in members’ capital, and cash flows of Concord Debt Holdings LLC and subsidiaries for the year ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Concord Debt Holdings LLC and subsidiaries for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated balance sheets as of December 31, 2013 and 2012, and the consolidated statements of operations, members’ capital and cash flows for the years then ended were not audited by us and accordingly, we do not express an opinion on them.

/s/ KPMG LLP

March 7, 2012

CONCORD DEBT HOLDINGS LLC

Consolidated Balance Sheets

December 31, 2013 (unaudited) and 2012 (unaudited)

(In thousands)

	2013	2012
	unaudited	unaudited
Assets

Cash and cash equivalents	$894	$741
Restricted cash	—	1,000
Real estate debt investments carried at fair value	13,294	23,492
Securities carried at fair value	3,412	30
Interest and other receivables	72	103
Other assets	22	29

Total assets	$17,694	$25,395

Liabilities and Capital

Liabilities:
Other liabilities	$58	$43

Total liabilities	58	43

Members’ capital	17,636	25,352

Total liabilities and capital	$17,694	$25,395

See accompanying notes to consolidated financial statements.

CONCORD DEBT HOLDINGS LLC

Consolidated Statements of Operations

Years ended December 31, 2013 (unaudited), 2012 (unaudited) and 2011

(In thousands)

	2013	2012	2011
	unaudited	unaudited

Income:
Interest income	$1,473	$1,748	$3,472
Fees received from related party	41	48	57

Total income	1,514	1,796	3,529

Expenses:
Interest	—	—	726
General and administrative	294	623	448

Total expenses	294	623	1,174

Net investment income	1,220	1,173	2,355

Realized and unrealized gain (loss) from investments:
Realized gain on sale of securities carried at fair value	—	—	370
Realized loss on sale of securities carried at fair value	(3)	(7)	(1,127)
Realized gain on sale of real estate debt investments carried at fair value	853	—	8,634
Realized loss on sale of real estate debt investments carried at fair value	(4,560)	—	(1,532)
Realized loss on repurchase agreement carried at fair value	—	—	(1,850)
Realized loss on revolving credit facility carried at fair value	—	—	(845)

Total realized (loss) gain from investments, net	(3,710)	(7)	3,650

Unrealized gain (loss) on real estate debt investment carried at fair value	466	(1,404)	3,666
Unrealized loss on securities carried at fair value	—	(544)	(273)
Unrealized gain on securities carried at fair value	3,385	—	—

Total unrealized gain (loss) from investments, net	3,851	(1,948)	3,393

Total realized and unrealized gain (loss) from investments	141	(1,955)	7,043

Net income (loss) from continuing operations	1,361	(782)	9,398

Discontinued operations:
Income from discontinued operations	—	13	36

Total income from discontinued operations	—	13	36

Net income (loss)	$1,361	$(769)	$9,434

See accompanying notes to consolidated financial statements.

CONCORD DEBT HOLDINGS LLC

Consolidated Statements of Changes in Members’ Capital

Years ended December 31, 2013 (unaudited), 2012 (unaudited) and 2011

(In thousands)

	WRT Concord LLC	Lexington CDH I LLC	Inland American Concord Sub LLC	Total

Balance at December 31, 2010	$9,090	9,090	8,962	27,142
Net income	3,145	3,145	3,144	9,434
Distribution	(3,216)	(3,216)	(2,900)	(9,332)

Balance at December 31, 2011	$9,019	9,019	9,206	27,244

Net loss	(512)	—	(257)	(769)
Transfer of equity	8,668	(8,668)	—	—
Distribution	(492)	(351)	(280)	(1,123)

Balance at December 31, 2012 (unaudited)	16,683	—	8,669	25,352

Net income	907	—	454	1,361
Distribution	(6,144)	—	(2,933)	(9,077)

Balance at December 31, 2013 (unaudited)	$11,446	—	6,190	17,636

See accompanying notes to consolidated financial statements.

CONCORD DEBT HOLDINGS LLC

Consolidated Statements of Cash Flows

Years ended December 31, 2013 (unaudited), 2012 (unaudited) and 2011

(In thousands)

	2013	2012	2011
	unaudited	unaudited

Cash flows from operating activities:
Net income (loss)	$1,361	$(769)	$9,434
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Unrealized (gain) loss on real estate debt investment carried at fair value	(466)	1,404	(3,666)
Realized gain on sale of securities carried at fair value	—	—	(370)
Realized loss on sale of securities carried at fair value	3	7	1,127
Realized loss on sale of real estate debt investments carried at fair value	4,560	—	1,532
Realized gain on sale of real estate debt investment carried at fair value	(853)	—	(8,634)
Realized loss on repurchase agreement carried at fair value	—	—	1,850
Realized loss on credit facility carried at fair value	—	—	845
Unrealized (gain) loss on securities carried at fair value	(3,385)	544	273
Changes in operating assets and liabilities:
Interest and other receivables	31	(2)	288
Other assets	7	78	15
Other liabilities	15	(107)	(185)

Net cash provided by operating activities	1,273	1,155	2,509

Cash flows from investing activities:
Proceeds from sale of securities carried at fair value	—	—	370
Repayment of real estate debt investments	4	3	—
Proceeds from sale of real estate debt investments	7,798	—	56,672
Advances on real estate debt investments	(845)	(1,272)	—
Purchase of real estate debt investments	—	—	(11,000)
Change in restricted cash	1,000	(1,000)	2,214

Net cash provided by (used in) investing activities	7,957	(2,269)	48,256

Cash flows from financing activities:
Repayments on repurchase agreements	—	—	(6,137)
Repayment of revolving credit facility	—	—	(35,599)
Distribution to members	(9,077)	(1,123)	(9,332)

Net cash used in financing activities	(9,077)	(1,123)	(51,068)

Net increase (decrease) in cash and cash equivalents	153	(2,237)	(303)

Cash and cash equivalents at beginning of year	741	2,978	3,281

Cash and cash equivalents at end of year	$894	$741	$2,978

CONCORD DEBT HOLDINGS LLC

Consolidated Statements of Cash Flows

Years ended December 31, 2013 (unaudited), 2012 (unaudited) and 2011

(In thousands)

	2013	2012	2011
	unaudited	unaudited

Supplemental cash flow information:
Interest paid	$—	$—	$691

Supplement disclosure of noncash investing and financing activities:
Debt assumed on sale of real estate investment at fair market value	$—	$—	$56,090

See accompanying notes to consolidated financial statements.

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2013 (unaudited), 2012 (unaudited) and 2011

(1)	Description of Business and Basis of Presentation

(a)	Formation and Ownership

Concord Debt Holdings LLC (the Company) is a Delaware limited liability company (LLC) that was originally formed on March 31, 2006 (Formation Date). At its Formation Date, the Company was owned 50% each by Winthrop Realty Trust (Winthrop) and Lexington Master Limited Partnership (Lexington).

On August 2, 2008 (Recapitalization Date), the Company was recapitalized and amended and restated its LLC agreement to admit Inland American Concord Sub, LLC (Inland). Inland received a redeemable preferred membership interest in exchange for new capital invested in the Company. Concurrently with the admission of Inland as a preferred member, Lexington and Winthrop contributed all of their interest in the Company to Lex-Win Concord, LLC (Lex-Win), which was owned 50% by Winthrop and 50% by Lexington and Lex-Win was designated as the Company’s managing member.

Winthrop and Lexington funded 100% of their capital commitments of $162,500,000 prior to the Company’s admission of Inland as a preferred member and Inland invested $76,000,000 in the Company as a result of the Company’s recapitalization.

On August 26, 2010 (Reorganization Date or Inception), the Company was reorganized and its LLC agreement was amended and restated to admit two new Lexington and Winthrop affiliates as members, Lexington CDH I LLC and WRT-Concord LLC. Concurrently, Inland’s existing preferred member interest was eliminated and Lex-Win was dissolved after it distributed its 100% common member interest in the Company to the newly admitted members and Inland equally, resulting in each member having an equal 33.3% common member interest with Inland designated as the Company’s managing member.

As of the Reorganization Date, Winthrop and Lexington effectively reduced their 50%/50% common member interests and Inland exchanged its preferred member interest for a common member interest. As a result of the Reorganization, each held an equal one-third common member interest in the Company. Income is divided equally among members and distributions of operating cash flow, capital proceeds, and quarterly guarantees are made in accordance with the LLC agreement. The Company’s members are not required to make any future capital contributions to the Company. On May 1, 2012, WRT-Concord LLC purchased the equity of Lexington CDH I LLC and now owns two-thirds of the common member interest in the Company.

(2)	Summary of Significant Accounting Policies

(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and its subsidiaries, which are either wholly owned or controlled by the Company. The Company identifies entities for which control is achieved through means other than through voting rights (a variable interest entity or VIE) through the analysis as set forth in ASC 810 Consolidation of Variable Interest Entities and determines when and which business enterprise, if any, should consolidate the VIE. In addition, the Company discloses information pertaining to such entities wherein the Company is the primary beneficiary or other entities wherein the Company has a significant variable interest. All significant intercompany transactions and balances have been eliminated.

7	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2013 (unaudited), 2012 (unaudited) and 2011

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates in the consolidated financial statements include the valuation of the Company’s real estate debt investments and available-for-sale securities and estimates pertaining to credit. Actual results could differ materially from those estimates.

(c)	Concentration of Credit Risk

The Company maintains cash deposits and restricted cash deposits, which balances from time to time, may exceed federally insured limits. The Company believes it mitigates its risk of loss by maintaining its cash deposits with major financial institutions. To date, the Company has not experienced any losses of its cash deposits. Real estate debt investments and available-for-sale securities can potentially subject the Company to concentrations of credit risk. Management of the Company performs ongoing credit evaluations of borrowers and valuations of the real property and interests that collateralize the Company’s investments.

(d)	Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less at time of acquisition and as of the balance sheets date are considered to be cash equivalents. The Company places its cash and cash equivalents in major financial institutions.

(e)	Restricted Cash

The Company had $1,000,000 of restricted cash of at December 31, 2012, which is being held in the attorney escrow fund (see commitments and contingencies).

(f)	Fair Value Measurements

The Company has elected the fair value option to measure the Company’s financial instruments including real estate debt investments, securities, and debt outstanding. The fair value of these financial instruments is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price) and changes in the fair value are recorded in earnings as unrealized gain or loss in the consolidated statements of operations.

(g)	Real Estate Debt Investments

Loans are stated at the estimated fair value. Interest income is recorded on the accrual basis in accordance with the terms of the respective loan. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans.

8	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2013 (unaudited), 2012 (unaudited) and 2011

The Company recognizes interest income on certain nonperforming real estate debt investments using the cash-basis method. The accrual of interest on loans is discontinued when principal or interest payments are past due 90 days or when, in the opinion of management, it is probable it will be unable to collect contractual principal and interest in the normal course of business. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible.

(h)	Members’ Capital

Capital contributions, distributions, and profits and losses are allocated in accordance with the terms of the Company’s LLC Agreement.

(i)	Gain on Sale of Loans

All loans sold to date have been sold without recourse. When loans are sold, a gain or loss is recognized to the extent that the sales proceeds plus unamortized fees and costs exceed or are less than the carrying value of the loans. Gains and losses are determined using the specific-identification method.

(j)	Income Taxes

The Company is an LLC and is treated as a partnership for U.S. Federal income tax purposes. Accordingly, no provision or benefit for income taxes is made in the consolidated financial statements since taxable income or loss passes through to, and is reportable by its members on their respective income tax returns. However, the Company is required to pay certain state and local entity level taxes which are expensed as incurred and included in general and administrative expenses in the consolidated statements of operations.

(3)	Fair Value Measurement

Accounting guidance establishes a fair value measurement framework, provides a single definition of fair value based on the assumptions that market participants would use in pricing an asset or liability and requires expanded disclosure summarizing fair value measurements.

The accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable input be used when available. Observable inputs are inputs that the market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is measured in three levels based on the reliability of inputs:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

9	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2013 (unaudited), 2012 (unaudited) and 2011

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Valuations derived from other valuation methodologies, including pricing models, discounted cash flow models, and similar techniques, and not based on market, exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections that are not observable in the market and significant professional judgment in determining the fair value assigned to such assets or liabilities.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

(a)	Fair Value Option

The fair value option election allows companies to irrevocably elect fair value measurement attributed for certain financial assets and liabilities. The fair value option election is permitted on an instrument-by-instrument basis at initial recognition for real estate debt investments, securities, and debt outstanding at the Company’s inception and ongoing. The Company elects the fair value option to mitigate a divergence between accounting and economic exposure. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur.

The following is a description of the valuation techniques used for investments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

(b)	Cash, Cash Equivalents, and Restricted Cash

The Company’s cash, cash equivalents, and restricted cash are generally classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government securities with original maturities less than 90 days and most money market securities.

(c)	Real Estate Debt Investments

Real estate debt investments are nonpublic investments in loan assets collateralized by real estate. Determining the fair value of nonpublic investments involves a significant degree of management judgment as no quoted prices exist and such investments are generally very illiquid. Due to the unique nature of the individual properties collateralizing the Company’s loans, the Company uses the income or market approach, as deemed appropriate. Fair value determination through the income approach is estimated through the use of a discounted cash flow model. In addition to the characteristics of the underlying loans (including principal, contractual interest rate, and contractual fees), key inputs to the model include interest rates, prepayment rates, and credit spreads. Fair value estimates from internal valuation techniques are then verified, where possible, to prices obtained from independent valuation specialists that use primarily a discounted cash flow model using similar inputs for valuation. Real estate debt investments are classified as Level 3 of the fair value hierarchy since valuation models are based on significant inputs that are unobservable in the market.

10	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2013 (unaudited), 2012 (unaudited) and 2011

(d)	Securities

The securities portfolio comprises commercial mortgage-backed securities. The Company considers the availability of quoted market prices. If quoted market prices are not available for the specific security, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services, and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity. Management also performs further analysis of the performance of the loans and collateral underlying the securities, the estimated value of the collateral supporting such loans and a consideration of local, industry, and broader economic trends and factors. Because significant judgment and unobservable market inputs are used in the estimation of these metrics and the ultimate determination of fair value, this valuation methodology has been characterized as Level 3 in the fair value hierarchy.

(e)	Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2013 and 2012 (in thousands):

	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance at December 2013
	(unaudited)

Assets:
Cash and cash equivalents	$894	—		894
Restricted cash	—	—	—	—
Real estate debt investments	—	—	13,294	13,294
Securities	—	—	3,412	3,412

11	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2013 (unaudited), 2012 (unaudited) and 2011

	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance at December 2013
	(unaudited)

Assets:
Cash and cash equivalents	$741	—	—	741
Restricted cash	1,000	—	—	1,000
Real estate debt investments	—	—	23,492	23,492
Securities	—	—	30	30

12	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2013 (unaudited), 2012 (unaudited) and 2011

Changes in Level 3 Fair Value Measurements

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2013 and 2012 and 2011 (in thousands):

	Real estate
	debt
	investments	Securities

Fair value, December 31, 2011	$23,627	581

Total realized and unrealized gains and losses included in statements of operations	(1,404)	(551)
Repayments of securities, investments, and loans	(3)	—
Advance on real estate debt investments	1,272	—

Fair value, December 31, 2012 (unaudited)	23,492	30

Total realized and unrealized gains and losses included in statements of operations	(3,241)	3,382
Repayments of securities, investments, and loans	(4)	—
Advance on real estate debt investments	845	—
Sale of investments and securities	(7,798)	—

Fair value, December 31, 2013 (unaudited)	$13,294	3,412

Change in unrealized gain included in earnings related to the investments still held at December 31, 2013 (unaudited)	$428	3,385
Change in unrealized loss included in earnings related to the investments still held at December 31, 2012 (unaudited)	$(1,013)	(544)

13	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2013 (unaudited), 2012 (unaudited) and 2011

The following table presents additional quantitative information about assets measured at fair value as of December 31, 2013 and 2012 on a recurring and nonrecurring basis for which the Company has utilized Level 3 inputs to determine fair value (dollars in thousands).

December 31, 2013 (unaudited)
Financial instruments	Fair value	Valuation technique	Unobservable input	Unobservable input value or range	Weighted average

Real estate debt investments	$13,294	Discounted cash flow	Discount rate	7.267%	7.267%
Securities	$3,412	Discounted cash flow	Discount rate	62.63% to 73.90%	70.0%

December 31, 2012 (unaudited)
Financial instruments	Fair value	Valuation technique	Unobservable input	Unobservable input value or range	Weighted average

Real estate debt investments	$23,492	Discounted cash flow	Discount rate	7.1% - 8.6%	7.88%

(f)	Transfers between Level 1, Level 2, and Level 3 of the Fair Value Hierarchy

There were no transfers of assets or liabilities between Levels 1, 2, or 3 of the fair value hierarchy during the years ended December 31, 2013 and 2012.

(4)	Real Estate Debt Investments

Real estate debt investments, consisting of whole loans, B-Note participation interests, and mezzanine loans, are held for investment and are carried at fair value. B-Notes are junior positions of whole loans. Mezzanine loans are loans that are subordinate to a conventional first mortgage loan, including B Notes and senior to the borrower’s equity in a transaction. These loans may be in the form of a junior participating interest in the senior debt. Mezzanine financing may take the form of loans collateralized by pledges of ownership interests in entities that directly or indirectly control the real property or subordinated loans collateralized by second mortgage liens on the property.

The Company’s methodology to fair value these investments considers amongst others, the collateral value of the underlying assets. The following table is a summary of the Company’s real estate debt investments at December 31, 2013 and 2012 (in thousands):

	2013 (unaudited)
	Real estate
	debt
	investments
	at fair value	Loan count
Mezzanine loans	13,294	2

Total loans	$13,294	2

14	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2013 (unaudited), 2012 (unaudited) and 2011

	2012 (unaudited)
	Real estate
	debt
	investments
	at fair value	Loan count

B-notes	$10,622	3
Mezzanine loans	12,870	2

Total loans	$23,492	5

The following table sets forth the maturity dates for the Company’s real estate debt investments at December 31, 2013 and 2012 (in thousands):

December 31, 2013 (unaudited)
Year of maturity (1)	Number of loan assets maturing	Principal balance	Fair value	Percentage of total

2014	—	$—	—	—%
2015	—	—	—	—
2016	2	12,893	13,294	100
2017	—	—	—	—
2018 and thereafter	—	—	—	—

Total real estate debt investments	2	$12,893	13,294	100%

(1)	Weighted average maturity is 2.78 years. The calculation of weighted average maturity is based upon the remaining initial term and does not take into account any maturity extension period or the ability to prepay the investment after a negotiated lock-out period, which may be available to the borrower.

December 31, 2012 (unaudited)
Year of maturity (1)	Number of loan assets maturing	Principal balance	Fair value	Percentage of total

2013	3	$11,897	10,622	45%
2014	—	—	—	—
2015	—	—	—	—
2016	2	12,896	12,870	55
2017 and thereafter	—	—	—	—

Total real estate debt investments	5	$24,793	23,492	100%

(1)	Weighted average maturity is 2.28 years. The calculation of weighted average maturity is based upon the remaining initial term and does not take into account any maturity extension period or the ability to prepay the investment after a negotiated lock-out period, which may be available to the borrower.

15	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2013 (unaudited), 2012 (unaudited) and 2011

The Company considers a loan to be nonperforming and places loans on nonaccrual status at such time as management determines it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan. While on nonaccrual status, based on the Company’s judgment as to collectibility of principal, loans are either accounted for on a cash basis, where interest income is recognized only upon actual receipt of cash, or on a cost-recovery basis, where all cash receipts reduce a loan’s carrying value. As of December 31, 2013, the Company had no nonaccrual loans.

Credit Risk Concentrations

Concentrations of credit risk arise when a number of borrowers, tenants, or issuers related to the Company’s investments are engaged in similar business activities or located in the same geographic location and are similarly affected by changes in economic conditions. The Company monitors its portfolio to identify potential concentrations of credit risk. The Company’s real estate debt investments contain debt investments collateralized with office buildings, and represent 100% of the unpaid principal balance and fair value of real estate debt investments as of December 31, 2013 and 2012.

As of December 31, 2013, two loans exceeded 10% of the Company’s assets and for the year ended December 31, 2013, there were two loans that generated more than 10% of the Company’s income. The two loans are collateralized by office buildings in Honolulu, Hawaii and East Hartford, Connecticut.

As of December 31, 2012, two loans exceeded 10% of the Company’s assets and for the year ended December 31, 2012, there were three loans that generated more than 10% of the Company’s income.

During the year ended December 31, 2013, the Company sold three loans for total proceeds of $7.8 million. The Company recognized a net realized loss of $3.7 million. The Company had recognized an accumulated unrealized loss of $0.2 million at the beginning of 2013.

During the year ended December 31, 2011, the Company sold eight loans for total proceeds of $56.7 million. The Company recognized a net realized gain of $7.1 million from the sale in 2011. The Company had recognized an accumulated unrealized gain of $4.7 million at the beginning of 2011.

(5)	Securities Carried at Fair Value

The Company has a portfolio of loan securities that includes three investments at December 31, 2013 and 2012. These bonds are marked to fair value on a recurring basis.

16	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2013 (unaudited), 2012 (unaudited) and 2011

The cost and fair value of securities at fair value were as follows (in thousands):

	2013 (unaudited)
	Par	Cost basis	Unrealized gains	Unrealized (losses)	Fair value

CMBS:
Pool Bonds	$15,390	1,119	3,385	(1,092)	3,412

Total securities at fair value	$15,390	1,119	3,385	(1,092)	3,412

	2012 (unaudited)
	Par	Cost basis	Unrealized gains	Unrealized (losses)	Fair value

CMBS:
Pool Bonds	$15,393	1,122	—	(1,092)	30

Total securities at fair value	$15,393	1,122	—	(1,092)	30

The table below shows the fair value of investments in available-for-sale securities that have been in an unrealized loss position for less than 12 months or for 12 months or longer at December 31, 2013 and 2012 (in thousands):

	2013 (unaudited)
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

CMBS:
Pool Bonds	$—	—	3,412	(1,092)	3,412	(1,092)

Total securities	$—	—	3,412	(1,092)	3,412	(1,092)

	2012 (unaudited)
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

CMBS:
Pool Bonds	$—	—	30	1,092	30	1,092

Total securities	$—	—	30	1,092	30	1,092

17	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2013 (unaudited), 2012 (unaudited) and 2011

The following table presents the amortized cost and fair value of debt securities available for sale by contractual maturity dates as of December 31, 2013 and 2012 (in thousands).

	2013 (unaudited)
	Cost	Fair value

CMBS-Pool Bonds:
Due within 1 year	$521	3,040
After 1 but within 5 years	598	372

Total CMBS – Pool Bonds	$1,119	3,412

	2012 (unaudited)
	Cost	Fair value

CMBS-Pool Bonds:
Due within 1 year	$—	—
After 1 but within 5 years	1,122	30

Total CMBS – Pool Bonds	$1,122	30

Changes in fair value of securities are reflected in the statements of operations as unrealized gain or losses on securities. During the years ended December 31, 2013 and 2012, the Company did not sell any securities.

Changes in fair value of securities are reflected in the statements of operations as unrealized gain or losses on securities. During the year ended December 31, 2011, the Company sold four securities for a total proceed of $370 thousand. The Company recognized a net realized loss of $757 thousand from the sale in 2011. The Company had recognized an accumulated unrealized loss of $659 thousand at the beginning of 2011.

(6)	Variable Interest Entities

A reporting entity is required to perform an analysis to determine if its variable interests give it a controlling financial interest in a variable interest entity (VIE). The analysis required under ASC 810 identifies the primary beneficiary of a VIE as the entity having both of the following: (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. FASB’s accounting guidance on consolidation requires a VIE to be consolidated by its primary beneficiary.

In addition, a reporting entity must assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining if it has the power to direct the activities of the VIE that most significantly affect the entity’s economic performance. FASB requires ongoing reassessments of whether a reporting entity is the primary beneficiary of a VIE. Specifically, the list of reconsideration events includes a change in facts and circumstances where the holders of an equity investment at risk as a group lose the power to direct the activities of the entity that most significantly affect the entity’s economic performance. In addition, a troubled debt-restructuring is now defined as a reconsideration event.

18	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2013 (unaudited), 2012 (unaudited) and 2011

At December 31, 2013 and 2012, the Company had no real estate debt investments that were deemed a VIE.

(7)	Discontinued Operations

The Company received expense reimbursements for insurance and real estate taxes of approximately $13,000 for the year ended December 31, 2012, related to an operating property held for sale and subsequently sold by the Company’s predecessor prior to the Company’s inception. The property was collateral on a loan that the Company’s predecessor obtained through foreclosure and was included in discontinued operations of Company’s predecessor. Therefore the Company included this reimbursement as income of discontinued operations.

(8)	Commitment and Contingencies

In December 2011, Concord Real Estate CDO 2006-1, Ltd. (the CDO), Cedarwoods CRE CDO II, Ltd., Resource Real Estate Funding CDO 2006-1 Ltd., and TCG Holdings I LLC (collectively, the Plaintiffs), brought an action in New York Supreme Court (the trial court in New York) against Galante Holdings, Inc., Trimont Real Estate Advisors, Hotspur Resorts Nevada, Ltd. Aberdeen Realty Holdings, Ltd., Keycorp Real Estate Capital Markets, Inc., and Douglas S. Rohrer (collectively, the Defendants). The action sought to enjoin the sale of the mortgage loan relating to the JW Marriott Hotel in Las Vegas, Nevada (the JW Loan). Both Concord and CDO hold CMBS bonds for which the JW Loan is underlying asset.

As a condition to obtaining the injunction, in January 2012, the New York Appellate Court required that the Plaintiffs post a $2,000,000 surety bond. In this regard, one of the Plaintiffs (the Guaranteeing Plaintiff) agreed to guaranty the obligations under the surety bond. The CDO and each of the other Plaintiffs entered into an agreement with the Guaranteeing Plaintiff pursuant to which the CDO agreed to pay its pro rata share (25%) of any payments required to be made by the Guaranteeing-Plaintiff to the surety bond issuer as well as 50% of any amounts that the two other co-Plaintiffs were obligated to the extent they breached their obligations. Concord, which also holds a bond in the CMBS that contains the JW Loan, agreed to provide cash collateral for the CDO’s obligations to the guaranteeing Plaintiff. Accordingly, such amount is characterized as restricted funds. As of December 31, 2013, this litigation has been resolved in favor of the plaintiffs and the restricted funds released and returned to the Company.

19	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2013 (unaudited), 2012 (unaudited) and 2011

(9)	Related-Party Transactions

For the years ended December 31, 2013, 2012 and 2011, the Company received advancing agent fees from Concord CDO in the amount of $41,000, $48,000 and $57,000, respectively.

CDH-CDO LLC, a related party to the Company, assumed the equity interest in the property secured by a $10 million real estate debt investments held by the Company. The investments were scheduled to mature in July 2013. The property was sold on August 29, 2013.

For the year ended December 31, 2011, the Company sold real estate debt investments and securities to an affiliate of Winthrop for net proceeds of $29,000,000 which was also the carrying value at the time of sale.

(10)	Subsequent Events

In connection with the preparation of the consolidated financial statements, the Company evaluated subsequent events through March 7, 2012, which was the date the consolidated financial statements were available to be issued.

20